UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Zoom Telephonics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

98978K107
(CUSIP Number)

Colby Jordan
Orbit Group LLC
848 Elm Street, 2nd Floor
Manchester, NH 03101
(603) 998-8484

Richard F. Langan, Jr., Esq.
Nixon Peabody LLP
55 West 46th Street
New York, NY 10036-4120
(212) 940-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Jeremy P. Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,602,321[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,602,321[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,602,321[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes 45,000 shares of the common stock (“Common Stock”) of Zoom Telephonics, Inc. (the “Issuer”) that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options that are currently exercisable.

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Elizabeth Cash Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,602,321[2]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,602,321[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,602,321[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 Includes 45,000 shares of Common Stock of the Issuer that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options that are currently exercisable.  The stock options were granted to Jeremy P. Hitchcock, in connection with his service as a member of the Board of Directors (the “Board”) of the Issuer.

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Orbit Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,549,641[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,549,641[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,549,641[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Hitchcock Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,549,641[4]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,549,641[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,549,641[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

4 The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Zulu Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,549,641

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,549,641

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,549,641

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Amendment No. 6 to Schedule 13D

This Amendment is being filed by Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC (“Orbit”), Hitchcock Capital Partners, LLC (“HCP”), Zulu Holdings LLC (“Zulu”), and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934.  The stockholders group (the “Group”) is comprised of Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit, HCP and Zulu.

This Amendment further amends (i) the Schedule 13D filed on May 3, 2019; (ii) the Amendment No. 1 to Schedule 13D filed on October 21, 2019; (iii) the Amendment No. 2 to Schedule 13D filed on January 15, 2020; (iv) the Amendment No. 3 to Schedule 13D filed on January 21, 2020; (v) the Amendment No. 4 to Schedule 13D filed on April 8, 2020; and (vi) the Amendment No. 5 to Schedule 13D filed on April 17, 2020 (collectively, the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by the addition of the following:

The 822,368 shares of Common Stock were purchased by and are directly held by Zulu. The funds used to purchase the Common Stock came from the working capital of Hitchcock Capital Partners, LLC.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following paragraph at the end of Item 4:

On May 26, 2020, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) in a private placement (the “Private Placement”) pursuant to which the Issuer sold an aggregate of 2,237,103 shares of Common Stock at a purchase price of $1.52 per share. The Private Placement closed on May 27, 2020, and the gross proceeds to the Issuer at the closing are approximately $3.4 million.  Zulu purchased 822,368 shares of Common Stock in the Private Placement.

Pursuant to the terms of the Purchase Agreement, the Investors agreed to certain lock-up restrictions on their ability to dispose of the Common Stock purchased in the Private Placement for six months following the closing date, subject to certain exceptions. In addition, the Company is required to file a registration statement with the Securities and Exchange Commission within thirty (30) days of the closing of the Private Placement to register for resale the shares of Common Stock sold in the Private Placement.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2020, and is incorporated herein by reference

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1
Joint Filing Agreement among Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC, Hitchcock Capital Partners, LLC and Zulu Holdings LLC dated as of January 21, 2020 (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Schedule 13D filed on January 21, 2020).

Exhibit 99.2
Stock Purchase Agreement, dated as of May 26, 2020, by and between the Issuer and the Investors named therein (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2020).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2020	/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock
Elizabeth Cash Hitchcock

Orbit Group LLC

By:	/s/ Jeremy P. Hitchcock
Name:	Jeremy P. Hitchcock
Title:	Manager

Hitchcock Capital Partners, LLC
By:	Orbit Group LLC, its Manager

By:	/s/ Jeremy P. Hitchcock
Name:	Jeremy P. Hitchcock
Title:	Manager

Zulu Holdings LLC
By:	Orbit Group LLC, its Manager

By:	/s/ Jeremy P. Hitchcock
Name:	Jeremy P. Hitchcock
Title:	President